DISABILITY BENEFIT RIDER


This Extra Benefit Rider is attached to and made a part of this Policy. It provides for waiver of the Benefit Amount in the event of Total Disability of the Insured. We will waive the Benefit Amount subject to the provisions of this Rider and this Policy.

Definitions

Total Disability, Disabled

Total Disability is the inability due to sickness or injury to perform the substantial and material duties of any Occupation for remuneration or profit.

Occupation

For the first full 24 months of Total Disability, Occupation is the Insured's occupation when Total Disability starts. After 24 months, Occupation means any occupation for which the Insured is reasonably suited by education, training or experience.

Premium Option

The Premium Option is the Guaranteed Death Benefit to Age 80 or Guaranteed Death Benefit to Age 100, elected at issue, or the Basic Monthly Premium. If the Guaranteed Death Benefit to Age 100 and Guaranteed Death Benefit to Age 80 are not elected, the Basic Monthly Premium will apply. If elected, the Monthly Premium for the Guaranteed Death Benefit Option is shown in Your Policy Specifications.

Benefit

While this Policy is in force, We will waive the Benefit Amount for this Policy on each Monthly Deduction Day which occurs during the Total Disability of the Insured and before this Policy ends. Subject to the conditions of this Rider, this Benefit will apply retroactively to premium due dates since the start of the Total Disability.

The Benefit Amount will be the greater of:

(1)   the Monthly Premium for this Policy's Premium Option; or

(2) the monthly deduction for that day for this policy and all Extra Benefit Riders, if any, except this one.

Conditions

The following conditions apply:

1. the Total Disability of the Insured must start while this Rider is in force and before the Insured is Attained Age 60;

2. the Total Disability must be continuous for at least 180 days;


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3. We must receive Notice and Proof as described in this Rider;

4. Premiums due more than 12 months before We receive Proof of Total Disability will not be waived unless Proof could not have reasonably been given sooner;

5. The Specified Amount of this Policy may not be increased during the Insured's Total Disability, except as specifically provided for under any Extra Benefit Rider attached to this policy.

Notice and Proof of Disability

We will require written Notice and Proof of the Total Disability. Notice and satisfactory Proof of the Total Disability of the Insured must be given to Us within 12 months of the commencement of the Insured's Total Disability.

Failure to provide Notice and Proof will not reduce the claim for this Rider's Benefit if it is shown that Notice or Proof was provided as soon as reasonably possible.

After a claim is approved and the Benefit is exercised, We may require further Proof at reasonable intervals. As part of the Proof, we may require that doctors of Our choice examine the Insured at Our expense. If the required Proof is not given or if the Insured recovers, no further Benefit Amount will be waived.

Other Provisions

Excluded Disabilities
This Rider does not provide its Benefit for Total Disability which results from:

1. military (land, sea, or air) service by the Insured in time of war, declared or undeclared;

2. injury that is intentionally self-inflicted.

Reinstatement
If the Insured is Totally Disabled on the date this Policy terminates because of insufficient value, We will reinstate this Policy if:

1. the requirements of the Notice and Proof section of this Rider are met; and

2. the right to exercise this Rider's Benefit would otherwise have been granted.

Incontestability
We cannot contest this Rider, except for failure to pay required premiums, after it has been in force during the lifetime of the Insured for a period of two years from its Date of Issue with no Total Disability having occurred.

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Rider Premium

The Rider Premium is shown in the Policy Specifications and will be calculated based on the original Premium Option at issue.

Monthly Rider Cost

The Monthly Rider Cost for this Rider is equal to the result of (a) multiplied by (b) where:

(a) is the Rider Rate, as determined by the table below; and

(b) is the Monthly Premium for this Policy's Premium Option.

The monthly deduction for this Policy will be increased by the cost for this Rider.

There is no cost for this Rider on any monthly deduction day for which benefits are due under this Rider.


                                   Rider Rate

------------- ------------- -------------- ------------- ------------- ---------
   Age            Rate           Age           Rate          Age          Rate
------------- ------------- -------------- ------------- ------------- ---------
 Under 33         .02           48-49          .06          55-57          .10
  33-39           .03           50-52          .07          58-59          .11
  40-43           .04            53            .08
  44-47           .05            54            .09
------------- ------------- -------------- ------------- ------------- ---------

Policy Loans

This Rider's Benefit does not include the payment of loan interest due during the period of Total Disability.

Termination

This Rider will terminate on the first of the following events to occur:

1. on the Policy Anniversary that the Insured becomes Attained Age 60, unless the Benefit Amount is currently being waived according to the terms of this Rider. After Attained Age 60 this Rider Premium will no longer be due;

2. on the date this policy ends;

3. on the next premium due date after We receive Your Written Request to terminate this Rider.

Termination of this rider will not prejudice a claim for Total Disability which exists at that time.

This Rider has no cash value.

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This Rider is attached to and made a part of this Policy. It is signed for Aetna on its Date of Issue.


                                        Aetna Life Insurance and Annuity Company




                                                          /s/  George N. Gingold
                                                                       Secretary